

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 7, 2006

Ms. Nancy G. Willis
Bank of America, N.A., Trustee
Cross Timbers Royalty Trust
P. O. Box 830650
Dallas, Texas 75283-0650

> **Re:**   **Cross Timbers Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-10982**

Dear Ms. Willis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief